UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Aerohive Networks, Inc.

(Name of Subject Company)

Clover Merger Sub, Inc.

(Offeror)

a wholly-owned subsidiary of

Extreme Networks, Inc.

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

007786106

(Cusip Number of Class of Securities)

Katayoun (“Katy”) Motiey

Chief Administrative Officer, General Counsel and Corporate Secretary

6480 Via del Oro

San Jose, California

(408) 579-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Tad Freese

Mark Bekheit

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$284,682,044.74	$34,503.46
*

Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) 57,385,708, the number of outstanding shares of Aerohive Networks, Inc. common stock, multiplied by $4.45, the offer price, (ii) 768,871, the number of shares of common stock issuable pursuant to outstanding and vested options with an exercise price less than the offer price of $4.45 per share, multiplied by $3.09, which is the offer price of $4.45 minus the weighted average exercise price for such options of $1.36 per share, (iii) 0, the number of shares of common stock issuable pursuant to outstanding and unvested options with an exercise price less than the offer price of $4.45 per share, (iv) 5,207,345 shares of common stock underlying restricted stock units, multiplied by the offer price of $4.45 per share and (v) 846,986, the number of shares of common stock underlying performance-based restricted stock units, multiplied by the offer price of $4.45 per share. The foregoing share figures have been provided by the issuer to the offerors and are as of July 8, 2019, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$34,503.46	Filing Party:	Extreme Networks, Inc. and Clover Merger Sub, Inc.
Form or Registration No.:	Schedule TO-T	Date Filed:	July 12, 2019.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the United States Securities and Exchange Commission on July 12, 2019 by Clover Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Extreme Networks, Inc. (“Extreme”), and Extreme, a Delaware corporation. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Aerohive Networks, Inc. (“Aerohive”), a Delaware corporation, at a price of $4.45 per Share, in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated July 12, 2019 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11.	Additional Information.

Section 17 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs immediately after the last paragraph of such subsection with the caption “Litigation:”

On July 16, 2019, a complaint was filed in the United States District Court for the District of Delaware against Aerohive, each member of Aerohive’s board of the directors (the “Aerohive Board”), Extreme and the Purchaser, captioned Plumley v. Aerohive Networks, Inc. et al., Case No. 1:19-cv-01322. On July 17, 2019, a complaint was filed in the United States District Court for the Northern District of California against Aerohive and each member of the Aerohive Board, captioned Silverberg v. Aerohive Networks, Inc., et al., Case No. 3:19-cv-04089. On July 19, 2019, a complaint was filed in the United States District Court for the Southern District of New York against Aerohive, each member of the Aerohive Board, and Aerohive’s co-founder Changming Liu, captioned Shirley v. Aerohive Networks, Inc., et al., Case No. 1:19-cv-06742. Also on July 19, 2019, a complaint was filed in the United States District Court for the Northern District of California against Aerohive and each member of the Aerohive Board, captioned Naik v. Aerohive Networks, Inc., et al., Case No. 5:19-cv-04160. On July 22, 2019, a complaint was filed in the United States District Court for the District of Delaware against Aerohive and each member of the Aerohive Board, captioned Smith v. Aerohive Networks, Inc., et al., Case No. 1:19-cv-01359. The Plumley and Silverberg complaints assert claims on behalf of a putative class of shareholders, while the Shirley, Naik, and Smith complaints assert claims only on behalf of the individual plaintiff in each action. The complaints allege, among other things, that the defendants in each action violated Sections 14(e) and 20(a) of the Securities Exchange Act of 1934 and Securities and Exchange Commission Rule 14d-9, and the Plumley, Silverberg, Shirley, and Smith complaints also allege that the defendants in those actions violated Section 14(d) of the Securities Exchange Act of 1934. Each of the complaints allege the solicitation/recommendation statement filed with the United States Securities and Exchange Commission by Aerohive on July 12, 2019, in connection with the proposed transaction whereby Aerohive will be acquired by Extreme, purportedly omits material information and information necessary to make the statements therein not false or misleading. The complaints seek, among other things, damages and certain other equitable and injunctive relief.

Extreme believes the complaints are without merit, and Extreme and Aerohive will vigorously defend against the complaints. However, litigation is inherently uncertain and there can be no assurance regarding the likelihood that Extreme’s defense of the actions will be successful. Additional complaints containing substantially similar allegations may be filed in the future.

The second and third paragraphs under the caption “Certain Legal Matters; Regulatory Approvals — Antitrust Compliance — German ARC” in Section 17 of the Offer to Purchase are hereby deleted in their entirety and the following one paragraph is hereby added after the first paragraph under such caption:

Under the ARC, the initial waiting period is one month. This period may be shortened if the German Federal Cartel Office (“FCO”) informs the notifying Parties that it has no concerns with regard to the Offer and the Merger. On July 5, 2019, Extreme and Aerohive filed a Premerger Notification with the FCO. On July 29, 2019, the FCO cleared the transaction under the ARC. Accordingly, the condition to the Offer relating to the clearance of the transaction by the FCO has been satisfied.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2019

CLOVER MERGER SUB, INC.

By:	/s/ Katayoun (“Katy”) Motiey
	Name:	Katayoun (“Katy”) Motiey
	Title:	President and Chief Executive Officer

EXTREME NETWORKS, INC.

By:	/s/ Katayoun (“Katy”) Motiey
	Name:	Katayoun (“Katy”) Motiey
	Title:	Chief Administrative Officer, General Counsel and Corporate Secretary

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated July 12, 2019.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement as published in The New York Times on July 12, 2019.*

(a)(5)(i)	Joint press release issued by Aerohive Networks, Inc. and Extreme Networks, Inc. announcing the signing of the Agreement and Plan of Merger on June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(ii)	Presentation to investors on June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(iii)	Transcript of portions of the conference call held by Extreme Networks, Inc. on June 26, 2019 and relating to the proposed acquisition of Aerohive Networks, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(iv)	Letter to both Aerohive Networks, Inc. and Extreme Networks, Inc. customers dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(v)	Letter to both Aerohive Networks, Inc. and Extreme Networks, Inc. partners dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(vi)	Letter to Extreme Networks, Inc. employees dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(vii)	Letter to Aerohive Networks, Inc. employees dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(viii)	Letter to Extreme Networks, Inc. customers dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(ix)	Letter to Extreme Networks, Inc. partners dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(xi)	Extreme Networks, Inc. and Aerohive Networks, Inc. Customer Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(xii)	Aerohive Networks, Inc. Employee Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(xiii)	Extreme Networks, Inc. Employee Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(xiv)	Extreme Networks, Inc. and Aerohive Networks, Inc. Investor Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(xv)	Extreme Networks, Inc. and Aerohive Networks, Inc. Partner Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

Index No.

(a)(5)(xvi)	Press release issued by Extreme Networks, Inc. announcing commencement of the Offer on July 12, 2019.*

(b)	Commitment Letter, dated June 26, 2019, by and between Bank of Montreal, BMO Capital Markets Corp. and Extreme Networks, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(d)(1)	Agreement and Plan of Merger, dated June 26, 2019, by and among Extreme Networks, Inc., Clover Merger Sub, Inc. and Aerohive Networks, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(d)(2)	Mutual Non-Disclosure Agreement, dated April 8, 2019 and effective April 1, 2019, by and between Extreme Networks, Inc. and Aerohive Networks, Inc.*

(d)(3)	Tender and Support Agreement, dated June 26, 2019, by and among Extreme Networks, Inc., Merger Sub, Inc., David K. Flynn, Frank Marshall, John Gordon Payne, Remo Canessa, Curt Evander Garner III, Conway “Todd” Rulon-Miller and Ingrid Burton (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(d)(4)	Letter Agreement, dated June 1, 2019, by and between Aerohive Networks, Inc. and Extreme Networks, Inc.*

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed